Exhibit 12.1
Enphase Energy, Inc.
Statement of Computation of Ratio of Earnings to Fixed Charges
(in thousands)

	Years Ended December 31,
	2011	2012	2013	2014	2015
Earnings:
Loss from operations before income taxes	$(28,712)	$(31,161)	$(22,158)	$(4,429)	$(19,309)
Add: Total fixed charges (per below)	3,366	4,338	2,771	2,587	1,432
Total earnings (loss)	$(25,346)	$(26,823)	$(19,387)	$(1,842)	$(17,877)

Fixed charges:
Interest incurred	3,006	3,616	1,625	1,389	357
Amortization of debt discount and deferred financing costs	—	—	429	482	158
Portion of rental expense representative of the interest factor	360	722	717	716	917
Total fixed charges	$3,366	$4,338	$2,771	$2,587	$1,432

Ratio of earnings to fixed charges(1)	*	*	*	*	*

Deficiency in the coverage of fixed charges by earnings(2)	$(28,712)	$(31,161)	$(22,158)	$(4,429)	$(19,309)

(1)	In each of the periods presented, earnings were not sufficient to cover fixed charges.

(2)
For purposes of these calculations, “earnings” consist of loss from operations before income taxes plus fixed charges. “Fixed charges” consist of interest expense and the estimated interest within rental expense. Interest expense resulting from the extinguishment of debt has been excluded from fixed charges.